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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
44930K108
(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44930K108

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		39,824,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,770,575

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,824,044

WITH	10	SHARED DISPOSITIVE POWER

		2,770,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,594,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	44930K108

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		39,824,044

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,770,575

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,824,044

WITH	10	SHARED DISPOSITIVE POWER

		2,770,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,594,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	44930K108

1	NAMES OF REPORTING PERSONS James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF/PF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		46,892,261

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,770,575

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,892,261

WITH	10	SHARED DISPOSITIVE POWER

		2,770,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	49,662,836

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 7 reflects changes to the information in Schedule 13D relating to the Class A common stock of the issuer filed August 20, 2007 by the reporting persons with the Commission, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 17, 2007, Amendment No. to the Schedule 13D filed January 17, 2008, Amendment No. 3 to the Schedule 13D filed January 28, 2008, Amendment No. 4 to the Schedule 13D filed June 10, 2008, and Amendment No. 5 to the Schedule 13D filed October 14, 2008 and, Amendment No. 6 to the Schedule 13D filed November 3, 2008 by the reporting persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction
Represents shares of the Issuers Class A common stock purchased by means of a Rights Offering at a price of $0.70 per share, under the basic subscription privilege and the over-subscription privilege included in the Rights Offering. An amended Form 4 will be filed reporting the additional shares acquired by the reporting persons.
The reporting persons may be deemed to be a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), but the reporting persons expressly disclaim such group membership.
Item 5. Interest in Securities of the Issuer
          (a) As of March 9, 2010, (i) Highland Capital may be deemed to beneficially own 42,594,619 shares of Common Stock, which represents approximately 17.55% (1) of the outstanding Class A Common Stock; (ii) Strand may be deemed to beneficially own 49,662,836 shares of Common Stock, which represents approximately 17.55% (1) of the outstanding Class A Common Stock; and (iii) James D. Dondero may be deemed to beneficially own 49,662,836 shares of Common Stock, which represents 20.45% (1) of the outstanding Class A Common Stock.
(b)

Reporting	Sole Voting	Shared Voting	Sole Dispositive	Shared Dispositive
Person	Power	Power	Power	Power
Highland Capital Management, L.P.	39,824,044	2,770,575	39,824,044	2,770,575
Strand Advisors, Inc.	39,824,044	2,770,575	39,824,044	2,770,575
James D. Dondero	46,892,261	2770,575	46,892,261	2770,575
(c)

Transaction	Effecting	Shares	Shares	Price Per	Description of
Date	Person(s)	Acquired	Disposed	Share	Transaction
March 9, 2010	Highland Capital Management, L.P.	9,204,066	0	$0.70	Rights Offering
March 9, 2010	James D. Dondero	1,527,360	0	$0.70	Rights Offering

Except as otherwise described herein, no transactions in the Class A Common Stock of the issuer were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by any reporting person.
Item 7. Material to be Filed as Exhibits.
No materials are filed as Exhibits.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Highland Capital Management, L.P.

By:	Strand Advisors, Inc.
Title:	General Partner

By:	/s/ James D. Dondero

Name:	James D. Dondero
Title:	President
Date:	March 24, 2010

Strand Advisors, Inc.

By:	/s/ James D. Dondero

Name:	James D. Dondero
Title:	President
Date:	March 24, 2010

James D. Dondero

By:	/s/ James D. Dondero

Name:	James D. Dondero
Date:	March 24, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.2 to the Schedule 13D related to the common stock of the issuer filed August 20, 2007 by the reporting persons with the Commission)